UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2022 Investor Presentation

 Third Quarter 2022  Financial Results  Raviv Zoller | President and CEO  November 9, 2022

 Important legal notes  2  Disclaimer and safe harbor for forward-looking statements  This presentation and/or other oral or written statements made by ICL Group during its presentation, or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as “believe," “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “strive,” “target,” “up to,” “expansion,” or similar expressions are used, the company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, targets, objectives, financial outlooks, corporate initiatives, our long-term business, financial targets and outlook, current expectations, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. In particular, this presentation includes forward-looking information about our targets and goals for 2027. Investors should be cautioned that these are not projections of our actual results, but rather targets that we are aspiring for, and investors should not assume that we are expecting to achieve those goals in 2027. Our actual results for 2027 will depend upon a number of factors, including economic conditions in our markets (which are cyclical) and other factors described in the filings set out above, and may differ materially from these targets. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the markets in which we operate or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Because such statements deal with future events and are based on ICL Group's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the “Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our current reports on Form 6-K for the results for the quarters ended March 31, 2022 and June 30, 2022, filed on May 11, 2022 and July 27, 2022, respectively, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). The ICL Group's strategies, business and financial targets, goals and objectives are subject to change from time to time. Therefore actual results, performance or achievements of the company could differ materially from those described in or implied by such forward-looking statements due to various factors, including, but not limited to: changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; global unrest and conflict; failure to harvest salt, which could lead to accumulation at the bottom of evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental, regulatory, legislative, and licensing restrictions; laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the company, its executives and Board members; the company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under Item 3 - Key Information - D. Risk Factors in the company's annual report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (SEC) on February 23, 2022. Forward‑looking statements speak only as of the date they are made and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements.

 3  Third quarter overview  Note: EBITDA and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  Record 3Q and YTD sales, operating income and EBITDA   Record 3Q sales and EBITDA for all specialties businesses:Industrial Products, Phosphate Specialties and Growing Solutions   Record Dead Sea production for 3Q and YTD  Record YTD operating cash flow of $1.6B  FCF of $429M – strongest quarter for 2022  Adjusted EPS of $0.49 up 193% YoY  Total 3Q dividend payout of $314M  Delivering sustainable shareholder value through focus on specialties solutions

 Key third quarter financial metrics  4  Significant year-over-year improvement  Operating Cash Flow  Adjusted EBITDA(1)  US$M  US$M  Up 41% YoY  Up 139% YoY  Up $333M YoY  Sales  US$B  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.

 Third quarter 2022  5  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, attributable, adjusted EBITDA and margin, adjusted EPS, and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  US$Mex. per share  3Q’22  3Q’21  YoY Change  Sales  $2,519  $1,790  41%  Gross profit  $1,315  $689  91%  Gross margin  52.2%  38.5%  1,371 bps  Operating income  $935  $321  191%  Adjusted operating income(1)  $928  $315  195%  Adjusted operating margin(1)  36.8%  17.6%  1,924 bps  Net income, attributable  $633  $225  181%  Adjusted net income, attributable(1)  $628  $215  192%  Adjusted EBITDA(1)  $1,049  $438  139%  Adjusted EBITDA margin(1)  41.6%  24.5%  1,717 bps  Diluted earnings per share  $0.49  $0.17  188%  Adjusted diluted EPS(1)  $0.49  $0.17  193%  Operating cash flow  $606  $273  122%  Free cash flow  $429  $146  194%

 Industrial Products  6  Focus on value over volume helped deliver another record quarter  Sales  US$M  US$M  Key highlights  Record third quarter sales and EBITDA  Higher pricing across portfolio, helped offset raw material increases   Diverse end-market demand remained mixed  Electronics soft, as expected  Clear brine fluids very strong  Construction impacted by rising interest rates  Specialty minerals remained robust  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.   +40%  +13%  EBITDA(1)  31%  39%  Margin  Margin

 Potash  7  Operational excellence resulted in production records  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix. Note: ICL has consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.  Sales  US$M  US$M  Key highlights  Third quarter and YTD Dead Sea production records  Average realized potash price per ton increased to $652 ($697 CIF), up 106% vs. $317 in 3Q’21   Long-term contract with European customer, to supply 300,000 metric tons of potash annually  Quarterly and YTD profit records for magnesium  +344%  +114%  EBITDA(1)  30%  Margin  Margin  63%

 Phosphate Solutions  8  Strengthening long-term growth prospects  (1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix. Note: ICL has consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.  Key highlights  Record third quarter sales and EBITDA  Higher prices and strong demand for food solutions across all regions   Received award from DOE for energy storage solutions expansion – first large-scale LFP material manufacturing plant in U.S.  YPH worked through short-term export restrictions in China  $239  $766  Commodity  Specialty  Commodity  Specialty  $599  $141  Sales  US$M  US$M  +70%  +28%  EBITDA(1)  TOTAL SALES AND EBITDA AMOUNTS NEED TO BE MANUALLY ADJUSTED   15%  Margin  Margin  35%  24%  41%

Growing Solutions

Bolstering long-term growth through expanded portfolio and offerings

Sales
US$M


$1,000
$800
$600
$400
$200
$504
+25%
$629
3Q'21
3Q'22

EBITDA[(1)]
US$M


$400
$300
$200
$100
$0
$67
+90%
$127
13%
20%
3Q'21
Margin
3Q'22
Margin

Key highlights

- Record third quarter sales and EBITDA
- Strong performance of Brazilian acquisitions, plus expansion of synergy potential
- Record-setting quarter for FertilizerpluS products (Boulby)
- Delivering innovative new products and extending R&D efforts
- Strengthened digital offering

(1) Segment EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix. Note: ICL has consolidated its specialty agriculture businesses under Growing Solutions (formerly Innovative Ag Solutions or IAS). As a result, ICL Boulby and other European business components were allocated from the Potash and Phosphate Solutions segments, respectively, to the Growing Solutions segment. The 2021 quarterly and annual restated segment data and 2020 annual restated segment data is available in the appendix.

ICL 9

 Sustainability  Innovation  Leadership  10  Making an impact  Continued momentum  Included in Israeli diversity and inclusion index  ICL Brazil cited by Great Place to Work's global consultancy  Early adopter of UN Global Compact  Launched FruitMag – sustainable citrus preservation product  Introduced biodegradable coated fertilizer technology eqo.x  Developed Keep Green biofertilizer  Received Brazilian R&D accreditation   Expanded digital reach with ICLeaf in India  Partnered to launch open data crop nutrition platform  Leading U.S. efforts to develop sustainable supply chain for ESS  Long-term metal magnesium contracts signed  New soluble fertilizer plant inaugurated in China  Celebrated 100 years of leadership  Updated five-year plan

 11  Updated five-year plan  Strong momentum  1  Significant opportunities  2  Well-positioned  3  Note: EBITDA is a non-GAAP financial measure; see appendix for further important information about targeted non-GAAP financial measures.  Targeting global leadership across specialties businesses  Targeting sustainable double-digit growth and continuous margin expansion

 Continued focus on future  12  Growing specialties impact to the next level  Expanding long-term specialties focus, while benefitting from market upside  Targeting consistent growth in sales and EBITDA  Increasing capacity to enable growth in specialties  Investing in R&Dto innovate and expand specialty product portfolio  Investing in sustainability  Maintaining focus on long-term customer relationships  Continuing focus on cash generation  Creating and returning valueto shareholders  Focusing on business expansion opportunities via strong balance sheet

 Third Quarter 2022  Financial Results  Aviram Lahav  CFO

 Third quarter 2022  14  Key financial highlights  (1) Adjusted operating income and margin, adjusted net income, attributable, adjusted EBITDA and margin, adjusted EPS, and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  US$Mex. per share  3Q’22  3Q’21  YoY Change  Sales  $2,519  $1,790  41%  Gross profit  $1,315  $689  91%  Gross margin  52.2%  38.5%  1,371 bps  Operating income  $935  $321  191%  Adjusted operating income(1)  $928  $315  195%  Adjusted operating margin(1)  36.8%  17.6%  1,924 bps  Net income, attributable  $633  $225  181%  Adjusted net income, attributable(1)  $628  $215  192%  Adjusted EBITDA(1)  $1,049  $438  139%  Adjusted EBITDA margin(1)  41.6%  24.5%  1,717 bps  Diluted earnings per share  $0.49  $0.17  188%  Adjusted diluted EPS(1)  $0.49  $0.17  193%  Operating cash flow  $606  $273  122%  Free cash flow  $429  $146  194%

 15  Macro overview  Inflation remains high   Global growth forecasts being slashed  FX fluctuations continue across currencies   Supply chain disruptions remain  Regions and end-markets diverging   Geopolitical tensions persist  Commodity prices moderating

 Pricing across mineral value chain  16  Commodity price progression  Sources: GMOP and phosphoric acid - CRU Fertilizer Week, as of 9.30.22; Supramax - Hudson Shipping, as of 10.14.22; Sulfur - CRU, as of 9.30.22.  GMOP FOB NOLA  US$/ton  Phosphoric acid  CFR contract India US$/ton  Sulfur Bulk FOB Middle East Spot  US$/ton  Supramax Timecharter Average  US$/day

 Crop economics  17  Prices and affordability remain high, but uncertainty remains  Commodity crop prices remain high  US$/ton  Grain price trends impacting food supply  US$  Energy prices hurting consumers   US$/mmbtu(1)  Global grain stock-to-use very low  Ratio US$  Sources: Prices and indices - The World Bank, as of October 2022; Grain stock-to-use ratios - USDA, as of October 2022. (1) Brent crude per bbl; SA coal per ton.

 Third quarter 2022  18  Sales bridges  Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  IAS/PS NEED TO BE MANUALLY UPDATED  Sales  US$M  Specialty 59%  Commodity 41%  $629  $766

 Third quarter 2022  19  Profit bridges  (1) Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables in appendix.Note: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1) by segment  US$M  IAS/PS NEED TO BE MANUALLY UPDATED  Adjusted EBITDA(1)  US$M  Specialty 46%  Commodity 54%  $127  $239

 Financial overview  20  Well-positioned to deliver sustainable shareholder value  (1) Net debt to adjusted EBITDA and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix.  Note: Dividend yield shown is for past four quarters.  Net debt to adjusted EBITDA(1) improved to 0.5  Operating cash flow of $606M vs. $273M in 3Q’21  Substantial free cash flow(1) of $429M vs. $146M in 3Q’21  Dividend of 24.35 cents per share vs. 8.37 cents in 3Q’21, for a yield of 9.2%  Highlights for 3Q’22

 Guidance  21  Full year 2022  (1) See guidance and non-GAAP financial measures in appendix.   Note: Adjusted EBITDA is a non-GAAP measure, see appendix for calculation.  Expect to be at upper end of previous guidance range  Adjusted EBITDA of $3,800 million to $4,000 million(1)   EBITDA of specialties businesses to represent between $1,500 million to $1,600 million of total adjusted EBITDA

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Third Quarter 2022  Financial Results

 Industrial Products  24  Third quarter and year-to-date 2022  US$M  3Q Sales  YTD Sales  2021  $387  $1,195  Quantity  ($54)  ($146)  Price  $118  $402  Exchange rates  ($14)  ($34)  2022  $437  $1,417  US$M  3Q Segment EBITDA  YTD Segment EBITDA  2021  $121  $371  Quantity  ($17)  ($43)  Price  $118  $402  Exchange rates  ($4)  ($15)  Raw materials  ($24)  ($68)  Energy  ($4)  ($8)  Transportation  ($5)  ($21)  Operating and other expenses  ($15)  ($39)  2022  $170  $579  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures.  Industrial Products US$M  3Q’22  3Q’21  YTD’22  YTD’21  Segment sales  $437  $387  $1,417  $1,195  Sales to external customers  $428  $383  $1,394  $1,183  Sales to internal customers  $9  $4  $23  $12  Segment operating income  $154  $105  $533  $324  Depreciation and amortization  $16  $16  $46  $47  Segment EBITDA  $170  $121  $579  $371

Potash

Third quarter and year-to-date 2022

Potash *US$M*	3Q'22	3Q'21	YTD'22	YTD'21
Segment sales	**$854**	**$400**	**$2,600**	**$1,129**
Sales to external customers	$684	$310	$2,142	$860
Sales to internal customers	$55	$27	$148	$76
Other and eliminations[(1)]	$115	$63	$310	$193
Gross profit	**$615**	**$209**	**$1,836**	**$498**
Segment operating income	**$496**	**$84**	**$1,482**	**$155**
Depreciation and amortization	$41	$37	$121	$108
Segment EBITDA	**$537**	**$121**	**$1,603**	**$263**
Average realized price[(2)]	$652	$317	$667	$285

Potash production and sales *000s of tons*	3Q'22	3Q'21	YTD'22	YTD'21
Production	1,163	1,152	3,467	3,326
Total sales, including internal sales	1,134	1,064	3,431	3,287
Closing inventory	391	314	391	314

US$M	3Q Sales	YTD Sales
2021	**$400**	**$1,129**
Quantity	$10	$23
Price	$471	$1,515
Exchange rates	($27)	($67)
2022	**$854**	**$2,600**

US$M	3Q Segment EBITDA	YTD Segment EBITDA
2021	**$121**	**$263**
Quantity	$11	$9
Price	$471	$1,515
Exchange rates	($16)	($43)
Raw materials	($3)	($6)
Energy	($25)	($50)
Transportation	$4	($17)
Operating and other expenses	($26)	($68)
2022	**$537**	**$1,603**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced in Israel. (2) Potash average realized price (USD per ton) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs, local market sales and internal consumption sales.

ICL 25

Phosphate Solutions

Third quarter and year-to-date 2022

Phosphate Solutions *US$M*	3Q'22	3Q'21	YTD'22	YTD'21
Segment sales	**$766**	**$599**	**$2,479**	**$1,683**
Sales to external customers	$697	$554	$2,277	$1,560
Sales to internal customers	$69	$45	$202	$123
Segment operating income	**$193**	**$88**	**$661**	**$207**
Depreciation and amortization(1)	$46	$53	$140	$161
Segment EBITDA	**$239**	**$141**	**$801**	**$368**

Phosphate Solutions *US$M*	3Q'22	3Q'21	YTD'22	YTD'21
Segment sales	**$766**	**$599**	**$2,479**	**$1,683**
Specialty	$455	$345	$1,385	$968
Commodity	$311	$254	$1,094	$715
Segment operating income	**$193**	**$88**	**$661**	**$207**
Specialty	$98	$38	$317	$110
Commodity	$95	$50	$344	$97
Segment EBITDA	**$239**	**$141**	**$801**	**$368**
Specialty	$111	$51	$357	$149
Commodity	$128	$90	$444	$219

US$M	3Q Sales	YTD Sales
2021	**$599**	**$1,683**
Quantity	($37)	$97
Price	$251	$795
Exchange rates	($47)	($96)
2022	**$766**	**$2,479**

US$M	3Q Segment EBITDA	YTD Segment EBITDA
2021	**$141**	**$368**
Quantity	($14)	$28
Price	$251	$795
Exchange rates	($10)	($24)
Raw materials	($124)	($325)
Energy	($3)	($7)
Transportation	-	($11)
Operating and other expenses	($2)	($23)
2022	**$239**	**$801**

Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) For 3Q'22, specialty represented $13M and commodity represented $33M. For 3Q'21, specialty represented $13M and commodity represented $40M.

ICL 26

 Growing Solutions  27  Third quarter and year-to-date 2022  Note: Segment EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures.  US$M  3Q Sales  YTD Sales  2021  $504  $1,178  New Brazilian businesses’ contribution  -  $302  Quantity  ($69)  ($91)  Price  $225  $586  Exchange rates  ($31)  ($80)  2022  $629  $1,895  US$M  3Q Segment EBITDA  YTD Segment EBITDA  2021  $67  $134  New Brazilian businesses’ contribution  -  $57  Quantity  ($16)  ($23)  Price  $225  $586  Exchange rates  ($2)  ($8)  Raw materials  ($116)  ($265)  Energy  ($6)  ($20)  Transportation  ($9)  ($35)  Operating and other expenses  ($16)  ($34)  2022  $127  $392  Growing Solutions US$M  3Q’22  3Q’21  YTD’22  YTD’21  Segment sales  $629  $504  $1,895  $1,178  Sales to external customers  $618  $495  $1,863  $1,163  Sales to internal customers  $11  $9  $32  $15  Segment operating income  $112  $52  $346  $93  Depreciation and amortization  $15  $15  $46  $41  Segment EBITDA  $127  $67  $392  $134

Consolidated results analysis

Third quarter 2022

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
3Q'21	**$1,790**	**($1,469)**	**$321**		
Total adjustments 3Q'21[1]	-	($6)	($6)		
Adjusted 3Q'21 figures	**$1,790**	**($1,475)**	**$315**	**$438**	
Quantities	($144)	$110	($34)	($34)	**Negative** - Primarily decrease in volumes of bromine- and phosphorus-based flame retardants, phosphate fertilizers, WPA (mainly in EU and SA), and elemental bromine. Partially offset by higher sales volumes of potash from ICL Dead Sea and specialty phosphates.
Prices	$992	-	$992	$992	**Positive** – Primarily increase of $335 in average realized price per ton of potash YoY, increases in selling prices of phosphate fertilizers, specialty agriculture and FertilizerpluS products, WPA, bromine-based flame retardants, phosphate-based food additives, bromine-based industrial solutions, and salts.
Exchange rates	($119)	$88	($31)	($31)	**Negative** – Primarily depreciation of Euro and Chinese yuan against U.S. dollar, which led to negative impact on sales, which exceeded positive effect on operational costs.
Raw materials	-	($208)	($208)	($208)	**Negative** – Primarily higher prices of sulfur consumed during quarter, commodity fertilizers, and raw materials to produce Industrial Products, caustic soda and potassium hydroxide.
Energy	-	($32)	($32)	($32)	**Negative** – Primarily increase in electricity and gas prices, mainly in EU.
Transportation	-	($10)	($10)	($10)	**Negative** – Higher marine and inland transportation costs.
Operating and other expenses	-	($64)	($64)	($66)	**Negative** – Higher maintenance and operational costs, sales commissions, and royalty payments.
Adjusted 3Q'22 figures	**$2,519**	**($1,591)**	**$928**	**$1,049**	
Total adjustments 3Q'22[1]	-	$7	$7		
3Q'22	**$2,519**	**($1,584)**	**$935**		

Note: Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release.

ICL 28

Consolidated results analysis

Year-to-date 2022

US$M	Sales	Expenses	Operating Income	EBITDA	Notes:
YTD'21	**$4,917**	**($4,168)**	**$749**		
Total adjustments YTD'21[(1)]	-	($13)	($13)		
Adjusted YTD'21 figures	**$4,917**	**($4,181)**	**$736**	**$1,100**	
New Brazilian businesses' contribution	$302	($248)	$54	$57	**Positive** – Includes acquisition of Compass Minerals América do Sul S.A. (ADS) in July 2021.
Quantities	($169)	$120	($49)	($49)	**Negative** - Primarily decrease in volumes of phosphorus- and bromine-based flame retardants and bromine industrial solutions. Partially offset by higher volumes of acids, potash and specialty phosphates.
Prices	$3,148	-	$3,148	$3,148	**Positive** – Primarily increase of $382 in average realized price per ton of potash YoY, increases in selling prices of specialty agriculture and FertilizerpluS products, phosphate fertilizers, WPA, bromine- and phosphorus-based flame retardants, bromine-based industrial solutions and salts.
Exchange rates	($274)	$187	($87)	($87)	**Negative** – Primarily depreciation of Euro and Chinese yuan against U.S. dollar, which led to negative impact on sales, which exceeded positive effect on operational costs.
Raw materials	-	($534)	($534)	($534)	**Negative** – Primarily higher prices of sulfur consumed during quarter, commodity fertilizers, caustic soda, potassium hydroxide and raw materials used to produce Industrial Products.
Energy	-	($80)	($80)	($80)	**Negative** – Primarily increase in electricity and gas prices, mainly in EU and NA.
Transportation	-	($84)	($84)	($84)	**Negative** – higher marine and inland transportation costs, mainly in EU.
Operating and other expenses	-	($157)	($157)	($162)	**Negative** – Higher operational costs, sales commissions, and royalty payments.
Adjusted YTD'22 figures	**$7,924**	**($4,977)**	**$2,947**	**$3,309**	
Total adjustments YTD'22[(1)]	-	$29	$29		
YTD'22	**$7,924**	**($4,948)**	**$2,976**		

Note: Adjusted EBITDA is a non-GAAP financial measure; see reconciliation tables and non-GAAP financial measures. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release.

ICL 29

 Reconciliation tables  30  Note: Numbers may not add, due to rounding and set-offs. Adjusted EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release. (2) Also includes proceeds from sale of property, plants and equipment (PP&E).  Calculation of adjusted EBITDA US$M  3Q’22  3Q’21  YTD’22  YTD’21  Net income  $635  $242  $1,877  $534  Financing expenses, net  $24  $34  $72  $84  Taxes on income  $276  $45  $1,027  $132  Less: Share in earnings of equity-accounted investees  -  -  -  ($1)  Operating income  $935  $321  $2,976  $749  Depreciation and amortization  $121  $123  $362  $364  Adjustments(1)  ($7)  ($6)  ($29)  ($13)  Adjusted EBITDA  $1,049  $438  $3,309  $1,100  Calculation of free cash flow US$M  3Q’22  3Q’21  YTD’22  YTD’21  Cash flow from operations  $606  $273  $1,558  $721  Additions to PP&E, intangible assets, and dividends from equity-accounted investees(2)  ($177)  ($127)  ($501)  ($422)  Free cash flow  $429  $146  $1,057  $299  Calculation of adjusted EBITDA and free cash flow

Reconciliation tables

Calculation of adj. net income, attributable, adj. diluted EPS and net debt to adj. EBITDA

Calculation of adjusted net income, attributable *US$M*	3Q'22	3Q'21	YTD'22	YTD'21
Net income, attributable	$633	$225	$1,828	$500
Adjustments[1]	($7)	($6)	($29)	($13)
Total tax adjustments	$2	($4)	$193	($2)
Adjusted net income, attributable	**$628**	**$215**	**$1,992**	**$485**

Calculation of adjusted diluted earnings per share *US$M, ex. per share data*	3Q'22	3Q'21	YTD'22	YTD'21
Adjusted net income, attributable	$628	$215	$1,992	$485
Weighted-average number of diluted ordinary shares outstanding *in 000s*	1,290,131	1,287,267	1,288,948	1,285,875
Adjusted diluted earnings per share[2]	**$0.49**	**$0.17**	**$1.55**	**$0.38**

Net debt to adjusted EBITDA[3] *US$M*	3Q'22
Net debt	$1,925
Adjusted EBITDA	$3,850
Net debt to adjusted EBITDA	**0.5**



Note: Numbers may not add, due to rounding and set-offs. Adjusted EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (2) Adjusted diluted EPS is calculated by dividing adjusted net income attributable by weighted-average number of diluted ordinary shares outstanding. (3) Net debt to adjusted EBITDA ratio is calculated by dividing net debt by past four quarters adjusted EBITDA.

ICL 31

 Reconciliation tables  32  Note: Numbers may not add, due to rounding and set-offs. Segment EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) For 3Q’22 D&A, specialty  represented $13M and commodity represented $33M. For 3Q’21 D&A, specialty represented $13M and commodity represented $40M.   Calculation of segment EBITDA and margin US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  3Q’22  3Q’21  3Q’22  3Q’21  3Q’22  3Q’21  3Q’22  3Q’21  Segment sales  $437  $387  $854  $400  $766  $599  $629  $504  Segment operating income  $154  $105  $496  $84  $193  $88  $112  $52  Depreciation and amortization  $16  $16  $41  $37  $46  $53  $15  $15  Segment EBITDA  $170  $121  $537  $121  $239  $141  $127  $67  Segment EBITDA margin  39%  31%  63%  30%  31%  24%  20%  13%  Sales US$M  3Q’22  3Q’21  3Q’22  3Q’21  3Q’22  3Q’21  3Q’22  3Q’21  Asia  $157  $149  $326  $107  $144  $177  $61  $45  Europe  $136  $121  $156  $89  $227  $154  $211  $174  South America  $11  $14  $180  $112  $131  $87  $264  $212  North America  $110  $86  $113  $43  $193  $132  $33  $30  Rest of World  $23  $17  $79  $49  $71  $49  $60  $43  Total  $437  $387  $854  $400  $766  $599  $629  $504  Calculation of segment EBITDA and breakout of segment sales by region

Segment changes

Consolidated specialty agriculture businesses under Growing Solutions (GS)

Potash

US$M

	2020 FY	2021 1Q	2021 2Q	2021 3Q	2021 4Q	2021 FY
Segment sales	1,268	349	380	400	647	1,776
Sales to external customers	979	254	296	310	541	1,401
Sales to internal customers	96	22	27	27	18	94
Other and eliminations[1]	193	73	57	63	88	281
Gross profit	472	135	154	209	372	870
Segment operating income	121	29	42	84	244	399
Depreciation & amortization	152	33	38	37	40	148
Segment EBITDA	273	62	80	121	284	547

Phosphate Solutions

US$M

	2020 FY	2021 1Q	2021 2Q	2021 3Q	2021 4Q	2021 FY
Segment sales	1,816	502	582	599	571	2,254
Sales to external customers	1,663	467	539	554	527	2,087
Sales to internal customers	153	35	43	45	44	167
Segment operating income	88	42	77	88	87	294
Depreciation & amortization	204	52	56	53	46	207
Segment EBITDA	292	94	133	141	133	501

Growing Solutions

US$M

	2020 FY	2021 1Q	2021 2Q	2021 3Q	2021 4Q	2021 FY
Segment sales	1,033	340	334	504	492	1,670
Sales to external customers	1,016	337	331	495	481	1,644
Sales to internal customers	17	3	3	9	11	26
Segment operating income	17	20	21	52	42	135
Depreciation & amortization	45	13	13	15	21	62
Segment EBITDA	62	33	34	67	63	197

Note: Segment EBITDA is a non-GAAP financial measure; see non-GAAP financial measures. (1) Primarily includes salt produced in Spain, metal magnesium-based products and sales of excess electricity produced in Israel.

ICL 33

Guidance and non-GAAP financial measures  34  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Growing Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment, as we believe this information is useful to investors in reflecting the specialty portion of our business.  Non-GAAP financial measures: The company discloses in this presentation non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. The management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under "adjustments to reported operating and net income (non-GAAP)", in the appendix below, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. The company calculates adjusted EBITDA as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization and adjust items presented in the reconciliation table under "consolidated adjusted EBITDA and diluted adjusted earnings per share for the periods of activity" in the appendix below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the company’s adjusted EBITDA calculation is no longer adding back minority and equity income, net. While minority and equity income, net reflects the share of an equity investor in one of the company’s owned operations, since adjusted EBITDA measures the company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective. You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of ICL’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management's performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance. The company presents a discussion in the period-to-period comparisons of the primary drivers of changes in the results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the financial statements.  Long term targets: The company only provides long term targets on a non-GAAP basis. The company does not provide a reconciliation of forward-looking targeted EBITDA (non-GAAP) and targeted Margin EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to provide targets on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of targeted net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in targeted GAAP net income (loss) being materially less than targeted EBITDA (non-GAAP) and targeted Margin EBITDA(non-GAAP). The targets speak only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products and Growing Solutions segments and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment, as we believe this information is useful to investors in reflecting the specialty portion of our business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: November 9, 2022